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March 4, 2014

VIA EDGAR and FED EX

John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	UR-Energy, Inc. (the “Company”) Registration Statement on Form S-3 Filed January 10, 2014 File No. 333-193316

Dear Mr. Reynolds:

The Company is in receipt of the comment letter dated January 24, 2014 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). In connection therewith, the Company has amended the Registration Statement (the “Amended Registration Statement”) in response to the Comment Letter.

The Company submits this letter in response to the Comment Letter. For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses. For the Staff’s convenience, we have included with this letter a “clean” copy of the Amended Registration Statement filed with the Commission on March 4, 2014, and a “redlined” copy of the Amended Registration Statement showing all changes to the filing since the filing of the Registration Statement with hand marks showing which changes correspond to which of the Staff’s comments in the Comment Letter.

General

1.	Please revise to describe the initial transactions by which the selling shareholders acquired the shares they are offering for resale.

Response: The Company has revised the disclosure as requested. Please see the prospectus cover and page 6 of the Amended Registration Statement.

TSX: URE | NYSE MKT: URG

www.ur-energy.com

Undertakings, page 21

2.	It is unclear why you do not include the undertaking set forth in Item 512(a)(5)(ii) of Regulation S-K. Please revise or advise us why such undertaking is not required.

Response: The Company has revised the disclosure as requested. Please see page 16 of the Amended Registration Statement.

Signatures

3.	We note your registration statement has been signed by your chief executive and financial officers. Please ensure that your next amendment is also signed by either your Controller or Principal Accounting Officer in accordance with Instruction 1 to Signatures on Form S-3.

Response: The Company has revised as requested. Please see the signature page to the Amended Registration Statement.

Exhibits

4.	We note that you have not yet filed your auditor consent or your TREC, Inc. expert consent. Please file these exhibits in accordance with Item 601(b)(23) of Regulation S-K.

Response: The Company has filed its auditor consent and TREC, Inc. expert consent as requested. Please see Exhibits 23.1 and 23.2 to the Amended Registration Statement.

Registrant’s Closing Comments

We acknowledge a) that we are responsible for the adequacy and accuracy of the disclosure in the filing, b) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and c) that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have endeavored to provide you with everything requested. Should you find that we have omitted information or should you have additional questions or comments, please contact the undersigned at (303) 269-7705.

Sincerely,

/s/ Penne A. Goplerud

Penne A. Goplerud
General Counsel and Corporate Secretary

cc:	Erin Wilson, U.S. Securities and Exchange Commission Pamela Howell, U.S. Securities and Exchange Commission Brian Boonstra, Davis Graham & Stubbs LLP

Enclosures